THE CUTLER TRUST



                                                                 FILED VIA EDGAR
                                                                 ---------------

August 28, 2009


U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


         Re:    The Cutler Trust
                File No. 811-07242

Attached for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the "1940 Act"), please find a copy of the Investment Company Bond (the "Bond") for The Cutler Trust (the "Trust") under Exhibit 99-1.

Also enclosed is a copy of the resolutions adopted by the Board of Trustees of the Trust, including a majority of the members thereof who are not "interested persons" (as defined by the 1940 Act) of the Trust, approving the amount, type, form and coverage of the Bond, now in effect for the Trust under EXHIBIT 99-2.

Premiums for the Bond have been paid for the policy period beginning June 30, 2009 and ending June 30, 2010.

If you have any questions  about this filing,  please contact the undersigned at
(513) 587-3418.


Very truly yours,

/s/ Tina H. Bloom

Tina H. Bloom
Assistant Secretary